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Exhibit 12.1

OFFICEMAX INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	December 29, 2007	December 30, 2006	December 31, 2005	December 31, 2004	December 31, 2003
		(thousands, except ratios)
Interest costs	$121,271	$123,082	$141,455	$155,689	$134,930
Guarantee of interest on ESOP debt	—	—	—	905	3,976
Interest capitalized during the period	—	—	—	28	391
Interest factor related to noncapitalized leases(a)	112,552	113,257	120,989	130,229	15,974

Total fixed charges	$233,823	$236,339	$262,444	$286,851	$155,271

Income (loss) from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	$337,527	$171,878	$(37,616)	$379,442	$49,240
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(6,065)	(5,873)	(5,104)	(6,211)	(8,695)
Total fixed charges	233,823	236,339	262,444	286,851	155,271
Less: Interest capitalized	—	—	—	(28)	(391)
Guarantee of interest on ESOP debt	—	—	—	(905)	(3,976)

Total earnings before fixed charges	$565,285	$402,344	$219,724	$659,149	$191,449

Ratio of earnings to fixed charges	2.42	1.70	—	2.30	1.23
Excess of fixed charges over earnings before fixed charges	$—	$—	$42,720	$—	$—

(a)
Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.

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  Exhibit 12.1
OFFICEMAX INCORPORATED AND SUBSIDIARIES Ratio of Earnings to Fixed Charges